UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

[Rule 13d-101]

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO SECTION 240.13d-2(a)

(Amendment No. 2)

H-Cyte, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

404124109

(CUSIP Number)

FWHC Holdings, LLC

Attn: J. Rex Farrior, III

1306 W Kennedy Blvd

Tampa, Florida 33606

(813) 251-0955

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 6, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

CUSIP No. 404124109

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FWHC Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 649,265,447
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 649,265,447
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 649,265,447
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.68%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Assumes (a) conversion of all shares of Series D Convertible Preferred Stock (the “Series D Preferred Stock”) held by FWHC Holdings, LLC (“FWHC”) into shares of common stock of the Issuer (the “Common Stock”), (b) exercise of all warrants to purchase Common Stock acquired by FWHC for shares of Common Stock, (c) conversion of all convertible notes held by FWHC Bridge, LLC (“Bridge”) and FWHC Bridge Friends, LLC (“Bridge Friends”) into shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) and subsequent conversion of all such shares into Common Stock, (d) exercise of all warrants to purchase Common Stock held by Bridge and Bridge Friends for shares of Common Stock, and (e) acquisition of the maximum number of Series A Preferred Stock as part of the Standby Commitment (as defined below) by FWHC Bridge, LLC and FWHC Bridge Friends, LLC. Also assumes conversion of all shares of Series B and Series D Convertible Preferred Stock currently outstanding into shares of Common Stock, conversion of all outstanding promissory notes issued under the Note Purchase Agreement into shares of Series A Preferred Stock and the issuance of the maximum number of shares of Series A Preferred Stock under the Standby Commitment, which shares were then added to the 104,246,357 shares of Common Stock outstanding as of July 6, 2020 to arrive at the beneficial ownership percentage.

CUSIP No. 404124109

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HOA Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 649,265,447
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 649,265,447
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 649,265,447
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.68%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Assumes (a) conversion of all shares of Series D Convertible Preferred Stock (the “Series D Preferred Stock”) held by FWHC Holdings, LLC (“FWHC”) into shares of common stock of the Issuer (the “Common Stock”), (b) exercise of all warrants to purchase Common Stock acquired by FWHC for shares of Common Stock, (c) conversion of all convertible notes held by FWHC Bridge, LLC (“Bridge”) and FWHC Bridge Friends, LLC (“Bridge Friends”) into shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) and subsequent conversion of all such shares into Common Stock, (d) exercise of all warrants to purchase Common Stock held by Bridge and Bridge Friends for shares of Common Stock, and (e) acquisition of the maximum number of Series A Preferred Stock as part of the Standby Commitment (as defined below) by FWHC Bridge, LLC and FWHC Bridge Friends, LLC. Also assumes conversion of all shares of Series B and Series D Convertible Preferred Stock currently outstanding into shares of Common Stock, conversion of all outstanding promissory notes issued under the Note Purchase Agreement into shares of Series A Preferred Stock and the issuance of the maximum number of shares of Series A Preferred Stock under the Standby Commitment, which shares were then added to the 104,246,357 shares of Common Stock outstanding as of July 6, 2020 to arrive at the beneficial ownership percentage.

CUSIP No. 404124109

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J. Rex Farrior, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 649,265,447
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 649,265,447
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 649,265,447
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.68%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Assumes (a) conversion of all shares of Series D Convertible Preferred Stock (the “Series D Preferred Stock”) held by FWHC Holdings, LLC (“FWHC”) into shares of common stock of the Issuer (the “Common Stock”), (b) exercise of all warrants to purchase Common Stock acquired by FWHC for shares of Common Stock, (c) conversion of all convertible notes held by FWHC Bridge, LLC (“Bridge”) and FWHC Bridge Friends, LLC (“Bridge Friends”) into shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) and subsequent conversion of all such shares into Common Stock, (d) exercise of all warrants to purchase Common Stock held by Bridge and Bridge Friends for shares of Common Stock, and (e) acquisition of the maximum number of Series A Preferred Stock as part of the Standby Commitment (as defined below) by FWHC Bridge, LLC and FWHC Bridge Friends, LLC. Also assumes conversion of all shares of Series B and Series D Convertible Preferred Stock currently outstanding into shares of Common Stock, conversion of all outstanding promissory notes issued under the Note Purchase Agreement into shares of Series A Preferred Stock and the issuance of the maximum number of shares of Series A Preferred Stock under the Standby Commitment, which shares were then added to the 104,246,357 shares of Common Stock outstanding as of July 6, 2020 to arrive at the beneficial ownership percentage.

CUSIP No. 404124109

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FWHC Bridge, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 649,265,447
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 649,265,447
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 649,265,447
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.68%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Assumes (a) conversion of all shares of Series D Convertible Preferred Stock (the “Series D Preferred Stock”) held by FWHC Holdings, LLC (“FWHC”) into shares of common stock of the Issuer (the “Common Stock”), (b) exercise of all warrants to purchase Common Stock acquired by FWHC for shares of Common Stock, (c) conversion of all convertible notes held by FWHC Bridge, LLC (“Bridge”) and FWHC Bridge Friends, LLC (“Bridge Friends”) into shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) and subsequent conversion of all such shares into Common Stock, (d) exercise of all warrants to purchase Common Stock held by Bridge and Bridge Friends for shares of Common Stock, and (e) acquisition of the maximum number of Series A Preferred Stock as part of the Standby Commitment (as defined below) by FWHC Bridge, LLC and FWHC Bridge Friends, LLC. Also assumes conversion of all shares of Series B and Series D Convertible Preferred Stock currently outstanding into shares of Common Stock, conversion of all outstanding promissory notes issued under the Note Purchase Agreement into shares of Series A Preferred Stock and the issuance of the maximum number of shares of Series A Preferred Stock under the Standby Commitment, which shares were then added to the 104,246,357 shares of Common Stock outstanding as of July 6, 2020 to arrive at the beneficial ownership percentage.

CUSIP No. 404124109

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Todd R. Wagner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 649,265,447
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 649,265,447
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 649,265,447
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.68%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Assumes (a) conversion of all shares of Series D Convertible Preferred Stock (the “Series D Preferred Stock”) held by FWHC Holdings, LLC (“FWHC”) into shares of common stock of the Issuer (the “Common Stock”), (b) exercise of all warrants to purchase Common Stock acquired by FWHC for shares of Common Stock, (c) conversion of all convertible notes held by FWHC Bridge, LLC (“Bridge”) and FWHC Bridge Friends, LLC (“Bridge Friends”) into shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) and subsequent conversion of all such shares into Common Stock, (d) exercise of all warrants to purchase Common Stock held by Bridge and Bridge Friends for shares of Common Stock, and (e) acquisition of the maximum number of Series A Preferred Stock as part of the Standby Commitment (as defined below) by FWHC Bridge, LLC and FWHC Bridge Friends, LLC. Also assumes conversion of all shares of Series B and Series D Convertible Preferred Stock currently outstanding into shares of Common Stock, conversion of all outstanding promissory notes issued under the Note Purchase Agreement into shares of Series A Preferred Stock and the issuance of the maximum number of shares of Series A Preferred Stock under the Standby Commitment, which shares were then added to the 104,246,357 shares of Common Stock outstanding as of July 6, 2020 to arrive at the beneficial ownership percentage.

CUSIP No. 404124109

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FWHC Bridge Friends, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 649,265,447
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 649,265,447
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 649,265,447
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.68%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Assumes (a) conversion of all shares of Series D Convertible Preferred Stock (the “Series D Preferred Stock”) held by FWHC Holdings, LLC (“FWHC”) into shares of common stock of the Issuer (the “Common Stock”), (b) exercise of all warrants to purchase Common Stock acquired by FWHC for shares of Common Stock, (c) conversion of all convertible notes held by FWHC Bridge, LLC (“Bridge”) and FWHC Bridge Friends, LLC (“Bridge Friends”) into shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) and subsequent conversion of all such shares into Common Stock, (d) exercise of all warrants to purchase Common Stock held by Bridge and Bridge Friends for shares of Common Stock, and (e) acquisition of the maximum number of Series A Preferred Stock as part of the Standby Commitment (as defined below) by FWHC Bridge, LLC and FWHC Bridge Friends, LLC. Also assumes conversion of all shares of Series B and Series D Convertible Preferred Stock currently outstanding into shares of Common Stock, conversion of all outstanding promissory notes issued under the Note Purchase Agreement into shares of Series A Preferred Stock and the issuance of the maximum number of shares of Series A Preferred Stock under the Standby Commitment, which shares were then added to the 104,246,357 shares of Common Stock outstanding as of July 6, 2020 to arrive at the beneficial ownership percentage.

Amendment No. 2 to Statement on Schedule 13D

This Amendment No. 2 to Statement on Schedule 13D (this “Amendment No. 2”) amends the Statement on Schedule 13D of FWHC Holdings, LLC, HOA Capital, LLC and J. Rex Farrior, III filed with the Securities and Exchange Commission on February 25, 2020, as amended by Amendment No. 1 to Statement on Schedule 13D filed with the Securities and Exchange Commission on April 17, 2020 by FWHC Holdings, LLC, HOA Capital, LLC, J. Rex Farrior, III, FWHC Bridge, LLC, Todd R. Wagner and FWHC Bridge Friends, LLC (collectively, the “Reporting Persons”)(as amended, the “Statement”), to reflect the fact that the Reporting Persons expect the closing of the Qualified Financing (as defined below) to occur on or about September 4, 2020, which is 60 days after July 6, 2020. If this expectation proves to be correct, the Series A Preferred Stock will be issued, and the Notes and April Warrants (with all terms as defined below) will become convertible/exercisable, on or about September 4, 2020, in which case the Reporting Persons are deemed to have beneficial ownership, as defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the shares of Common Stock underlying such Series A Preferred Stock, Notes and April Warrants as of July 6, 2020. The closing date for the Qualified Financing depends on various circumstances and conditions, some of which, including the date of effectiveness of the Registration Statement (as defined below), are outside of the control of the Reporting Persons and the Issuer (as defined below), and may occur before or after September 4, 2020.

Except as specifically amended by this Amendment No. 2, the Statement remains in full force and effect. Capitalized terms used and not otherwise defined in this Amendment No. 2 shall have the meanings given to them in the Statement. The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

The following Items of the Statement are amended as follows:

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This Statement relates to the beneficial ownership by FWHC Holdings, LLC (“FWHC”), HOA Capital LLC (“HOA Capital”), J. Rex Farrior, III (“Mr. Farrior”), FWHC Bridge, LLC (“Bridge”), Todd R. Wagner (“Mr. Wagner”) and FWHC Bridge Friends, LLC (“Bridge Friends”, and collectively with FWHC, HOA Capital, Mr. Farrior, Bridge and Mr. Wagner, the “Reporting Persons”) of shares of common stock, $0.001 par value (the “Common Stock”) of H-Cyte, Inc., a Nevada corporation (the “Issuer”), issuable upon (a) the conversion, in full, of Series D Convertible Preferred Stock of the Issuer, $0.001 par value per share (the “Series D Preferred Stock”) held by FWHC, (b) the conversion, in full, of secured convertible promissory notes held by Bridge and Bridge Friends into Series A Convertible Preferred Stock of the Issuer, $0.001 par value per share (“Series A Preferred Stock”), and subsequent conversion, in full, of such shares into Common Stock, (c) the exercise, in full, of warrants to purchase shares of Common Stock held by FWHC, Bridge and Bridge Friends and (d) the purchase of the maximum number of Series A Preferred Stock that must be acquired by Bridge and Bridge Friends as part of their Standby Commitment (as defined below).

The Issuer has its principal executive offices at 201 East Kennedy Boulevard, Suite 700, Tampa, Florida 33602.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

The record holders of the securities to which this Statement relates are FWHC, Bridge and Bridge Friends.

HOA Capital is the sole manager of each of FWHC and Bridge Friends. Mr. Farrior is the manager of HOA Capital. Mr. Wagner is the manager of Bridge. Mr. Farrior and Mr. Wagner have in the past jointly invested in projects and may be deemed to be acting in concert with one another with respect to the securities of Issuer held of record by any of the Reporting Persons.

As a result, each of FWHC, HOA Capital, Bridge, Bridge Friends, Mr. Farrior and Mr. Wagner may be deemed to share voting and dispositive power with respect to the securities of the Issuer held of record by any of the Reporting Persons. For purposes of acquiring, holding or disposing of securities of the Issuer, each of FWHC, HOA Capital, Bridge, Bridge Friends, Mr. Farrior and Mr. Wagner are deemed to be members of a group.

The business address of each of FWHC, HOA Capital, Bridge Friends and Mr. Farrior is 1306 W Kennedy Blvd, Tampa, Florida 33606. The business address of each of Bridge and Mr. Wagner is 334 East Lake Road, Suite 176, Palm Harbor, Florida 34685. FWHC, HOA Capital, Bridge and Bridge Friends are each principally engaged in the business of investment in securities. The present principal occupation of each of Messrs. Farrior and Wagner is also investment in securities.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction or have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FWHC, HOA Capital, Bridge and Bridge Friends are each limited liability companies duly organized in the State of Delaware. Each of Messrs. Farrior and Wagner is a citizen of the United States of America.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The November 2019 Offering

In a private placement by the Issuer of Series D Preferred Stock and related warrants (the “November 2019 Offering”), FWHC acquired 146,997.57 shares of Series D Preferred Stock for a purchase price of $40.817 per share, along with a 10-year warrant to purchase up to 14,669,757 shares of Common Stock.

FWHC used available working capital for this purchase. FWHC did not pay additional consideration for the warrant.

Each share of Series D Preferred Stock is convertible any time at the option of the holder into the number of shares of Common Stock determined by dividing the original issue price of the Series D Preferred Stock by the Series D conversion price then in effect. As of July 6, 2020, the original issue price of the Series D Preferred Stock is $40.817 and the Series D conversion price is $0.40817, making the Series D Preferred Stock held by FWHC convertible into an aggregate of 14,699,757 shares of Common Stock.

The exercise price of the related warrant was initially $0.75 per share, but was subsequently reduced to the purchase price in the Qualified Financing (as defined below).

The April 2020 Offering

On April 17, 2020, in connection with a private placement of securities by the Issuer to 32 investors (the “April 2020 Offering”), Bridge and Bridge Friends entered into a Secured Convertible Note and Warrant Purchase Agreement with the Issuer (the “Note Purchase Agreement”), pursuant to which (i) Bridge purchased two secured convertible promissory notes in the original principal amount of $1,000,000 (“Bridge Note #1”) and $1,535,570 (“Bridge Note #2”), respectively, from the Issuer, and (ii) Bridge Friends purchased a secured convertible promissory note in the original principal amount of $100,000 (“Bridge Friends Note”) from the Issuer. Bridge and Bridge Friends used available working capital for the purchase of their respective notes in the April 2020 Offering.

Each of Bridge Note #1, Bridge Note #2 and the Bridge Friends Note are convertible into shares of the Issuer’s stock upon the terms and conditions set forth therein. If the amounts due under the notes are not repaid before the closing of the Qualified Financing (as defined below), the outstanding principal balance and accrued and unpaid interest on the notes is automatically converted into shares of the series of preferred stock issued in the Qualified Financing (expected to be Series A Preferred Stock), in which case the conversion price (the “Note Conversion Price”) will be equal to the lesser of (i) the price per share paid by an investor in the Qualified Financing for the preferred stock (the “Subscription Price”) and (ii) the price per share obtained by dividing (x) $3,000,000 by (y) the number of fully diluted shares of the Issuer outstanding immediately prior to the Qualified Financing.

“Qualified Financing” is defined as an offering of preferred stock of at least $3.6 million, exclusive of the conversion of the notes or the Standby Commitment (as defined below), which is contemplated to be effected in the form of a rights offering of Series A Preferred Stock to holders of the then-outstanding Common Stock. If a Qualified Financing closing does not take place on or prior to October 31, 2020, the notes become convertible at the option of the holders into the number of shares of Series D Preferred Stock as is equal to the quotient obtained by dividing the outstanding principal balance and unpaid interest on each note being converted as of the date of conversion by the product of (x) 50 and (y) the quotient obtained by dividing $3,000,000 by the number of fully diluted shares of the Issuer outstanding immediately prior to the conversion.

In connection with the Qualified Financing involving the issuance of Series A Preferred Stock, the Issuer filed a registration statement on Form S-1 on July 2, 2020 (the “Registration Statement”).

As of the date this Schedule 13D/A is filed and on the basis of the information contained in the Registration Statement, the Subscription Price is anticipated to be approximately $0.014 per share of Series A Preferred Stock. The shares of Series A Preferred Stock are expected to be convertible at a ratio of 1:1 into shares of Common Stock. There can be no assurances that the actual Subscription Price will not be higher or lower than the anticipated Subscription Price. If the actual Subscription Price equals $0.014 per share of Series A Preferred Stock, then the Note Conversion Price will also be $0.014 per share of Series A Preferred Stock. In that case, Bridge Note #1, Bridge Note #2 and the Bridge Friends Note will ultimately be convertible into an aggregate of 196,496,714 shares of Common Stock, assuming a conversion date of September 4, 2020 and accrual of interest through such date.

In connection with its receipt of Bridge Note #1 and Bridge Note #2 in the April 2020 Offering, Bridge received (A) a warrant to purchase up to 200% of the aggregate number of shares of Common Stock of Issuer into which Bridge Note #1 may ultimately be converted (“Bridge Warrant #1”) and (B) a warrant to purchase up to 100% of the aggregate number of shares of Common Stock of Issuer into which Bridge Note #2 may ultimately be converted (“Bridge Warrant #2”). In connection with its receipt of the Bridge Friends Note, Bridge Friends received a warrant to purchase up to 100% of the aggregate number of shares of Common Stock of Issuer into which the Bridge Friends Note may ultimately be converted (“Bridge Friends Warrant” and collectively with Bridge Warrant #1 and Bridge Warrant #2, the “April Warrants”). Neither Bridge nor Bridge Friends paid additional consideration for such warrants. The April Warrants have exercise prices equal to the Subscription Price, which is expected to be approximately $0.014 per share. There can be no assurances that the actual Subscription Price will not be higher or lower than the anticipated Subscription Price. If the actual Subscription Price equals $0.014 per share of Series A Preferred Stock, then the April Warrants will be exercisable into an aggregate of 270,790,286 shares of Common Stock, assuming a conversion date of the related notes of September 4, 2020 and accrual of interest through such date.

As part of the April 2020 Offering, the Issuer and FWHC entered into an amendment to the warrant previously received by FWHC to purchase an aggregate of 14,699,757 shares of the Common Stock to lower the exercise price on such warrant from $0.75 per share to the Subscription Price. The number of shares of Common Stock that may be acquired by FWHC under such warrant remains unchanged at 14,669,757.

The Note Purchase Agreement provides a commitment on the part of each note purchaser, including Bridge and Bridge Friends, to agree to invest at the Qualified Financing, on a pro rata basis based on the relative principal amount of their respective notes, an identical dollar amount as purchased by such note purchaser in the April 2020 Offering as a standby commitment (the “Standby Commitment”). The Qualified Financing is contemplated to be made in the form of a rights offering to holders of the then-outstanding shares of Common Stock. Accordingly, in the event that any of the Issuer’s stockholders do not participate in the Qualified Financing, their purchase would be filled in part by the note purchasers through the Standby Commitment. In the event that any note purchaser fails to fulfill its Standby Commitment obligation, the warrants issued to such note purchaser in the April 2020 Offering will be canceled and their notes would convert into shares of Common Stock of the Issuer at the Qualified Financing instead of the preferred shares offered for sale in such Qualified Financing that all other notes would convert into (expected to be Series A Preferred Stock). Further, as a condition to their purchase of notes at the April 2020 Offering, each note purchaser further agreed that their participation in the Qualified Financing would be limited solely to their Standby Commitment and that they would not separately acquire shares of stock in the Issuer through subscriptions in the Qualified Financing or through any other means without the prior consent of Bridge. Assuming that none of the Issuer’s stockholders subscribe for Series A Preferred Stock in the Qualified Financing, Bridge and Bridge Friends would collectively be obligated to purchase 116,826,393 shares of Series A Preferred Stock pursuant to the Standby Commitment, which would be collectively convertible into 116,826,393 shares of Common Stock.

Separate from its acquisition of notes and warrants pursuant to the April 2020 Financing, on March 27, 2020, Bridge purchased a 12% Senior Secured Convertible Note due September 30, 2020 (the “Hawes Note” and collectively with Bridge Note #1, Bridge Note #2 and the Bridge Friends Note, the “Notes”) that was originally issued by the Issuer to George Hawes (“Hawes”) from Hawes for a purchase price of $424,615, pursuant to an Assignment Agreement dated as of such date among Bridge, the Issuer and Hawes (the “Assignment Agreement”). Simultaneously with its acquisition of the Hawes Note, the Issuer and Bridge subsequently entered into a First Amendment to 12% Senior Secured Convertible Note due September 30, 2020 (the “Hawes Note Amendment”), to among other things, eliminate the requirement for payment of interest under the Hawes Note prior to maturity and to ensure that the outstanding principal balance and accrued and unpaid interest on the Hawes Note would automatically be converted into shares of the series of preferred stock issued in the Qualified Financing (expected to be Series A Preferred Stock) at a conversion price equal to the lesser of (x) $0.36 per share and (y) 90% of the Subscription Price. The Subscription Price is expected to be approximately $0.014 per share of Series A Preferred Stock. There can be no assurances that the actual Subscription Price will not be higher or lower than the anticipated Subscription Price. If the actual Subscription Price equals $0.014 per share of Series A Preferred Stock, then the conversion price of the Hawes Note will be $0.0126 per share. In that case, the Hawes Note will ultimately be convertible into an aggregate of 35,782,540 shares of Common Stock, assuming a conversion date of September 4, 2020 and accrual of interest through such date.

The Reporting Persons expect that, prior to the commencement of the Qualified Financing, the Company’s charter will be amended to increase the number of authorized capital stock, to create the Series A Preferred Stock, and to reflect the conversion of each share of the Company’s outstanding Series B Preferred Stock, par value $0.001 per share, and Series D Preferred Stock, including the Series D Preferred Stock acquired by FWHC in the November 2019 Offering, into shares of Common Stock.

Assuming a Subscription Price of $0.014 per share of Series A Preferred Stock, none of the Issuer’s stockholders subscribe for Series A Preferred Stock in the Qualified Financing, and a September 4, 2020 closing date for the Qualified Financing (Standby Commitment), the Reporting Persons would beneficially own (as defined in Rule 13d-3 under the Exchange Act) in the aggregate 649,265,447 shares of Common Stock, which represents 69.68% on the basis of 104,246,357 shares of Common Stock outstanding as of July 6, 2020 and adding to such shares the shares of Common Stock into which all currently outstanding Series B Preferred Stock and Series D Preferred Stock are expected to be converted as described in the preceding paragraph, the conversion of all outstanding promissory notes issued under the Note Purchase Agreement into shares of Series A Preferred Stock and the issuance of the maximum number of shares of Series A Preferred Stock under the Standby Commitment.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Reporting Persons’ respective businesses, financial positions, strategic directions and prospects, price levels of the Common Stock, conditions of the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they may deem appropriate, including but not limited to changing their current intentions, with respect to any or all matters required to be disclosed in this Statement. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause their respective affiliates to acquire additional shares of capital stock of the Issuer, dispose of some or all of their securities, continue to hold the securities (or any combination or derivative thereof), or engage in transactions that may make the Common Stock eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer.

Item 5(b) is hereby amended and restated in its entirety as follows:

(b)       The following table sets forth the number of Shares as to which each Reporting Person has (i) the sole power to vote or direct the voting, (ii) the sole power to dispose or to direct the disposition, or (iii) shared power to vote or direct the vote or dispose or direct disposition:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
FWHC Holdings, LLC	0	0	649,265,447
HOA Capital LLC	0	0	649,265,447
J. Rex Farrior	0	0	649,265,447
FWHC Bridge, LLC	0	0	649,265,447
Todd R. Wagner	0	0	649,265,447
FWHC Bridge Friends, LLC	0	0	649,265,447

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following thereto:

The foregoing description of the Standby Purchase Agreement is qualified in its entirety by reference to the full text of such document, a copy of which is filed as Exhibit 16 hereto.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended by adding reference to the following additional exhibit:

Exhibit 16 Form of Standby Purchase Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2020	FWHC Holdings, LLC By: HOA Capital LLC, its manager
By: /s/ J. Rex Farrior, III Name: J. Rex Farrior, III Title: Manager

FWHC Bridge Friends, LLC By: HOA Capital LLC, its manager
By: /s/ J. Rex Farrior, III Name: J. Rex Farrior, III Title: Manager HOA Capital LLC

By: /s/ J. Rex Farrior, III Name: J. Rex Farrior, III Title: Manager

/s/ J. Rex Farrior, III J. REX FARRIOR, III

FWHC Bridge, LLC
By: /s/ Todd R. Wagner Name: Todd R. Wagner Title: Manager

/s/ Todd R. Wagner TODD R. WAGNER